Exhibit 99.1

Penn West Petroleum Ltd.
Annual General Meeting of Shareholders
June 8, 2011

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual General Meeting of Shareholders of Penn West Petroleum Ltd. ("Penn West) held on June 8, 2011 in Calgary, Alberta.  Each matter voted upon is described in greater detail in the Notice of 2011 Annual General Meeting and Management Proxy Circular dated May 4, 2011, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West's website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, were appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolution passed by ballot vote, the following ten nominees were elected directors of Penn West to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
James E. Allard	217,006,534	99.34%	1,436,620	0.66%
William E. Andrew	217,124,870	99.40%	1,318,284	0.60%
George H. Brookman	209,082,448	95.71%	9,360,706	4.29%
John A. Brussa	175,247,591	80.23%	43,195,563	19.77%
Daryl Gilbert	179,819,966	82.32%	38,623,188	17.68%
Shirley A. McClellan	216,889,074	99.29%	1,554,080	0.71%
Murray R. Nunns	216,514,268	99.12%	1,928,886	0.88%
Frank Potter	216,518,526	99.12%	1,924,628	0.88%
Jack Schanck	211,403,780	96.78%	7,039,374	3.22%
James C. Smith	209,718,979	96.01%	8,724,175	3.99%

Dated at Calgary, Alberta this 8th day of June, 2011.

PENN WEST PETROLEUM LTD.
Per:	/s/ Sherry A. Wendt
Sherry A. Wendt Corporate Secretary & Counsel